UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 4, 2016

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Fourth Quarter Trading and Full Year 2015 Results”, dated February 4, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 4, 2016	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew Fourth Quarter Trading and Full Year 2015 Results

Delivering stronger underlying revenue growth, trading profit margin and adjusted earnings

4 February 2016

Smith & Nephew plc (LSE:SN, NYSE:SNN) results for fourth quarter and full year to 31 December 2015:

	Trading			Reported
	31 Dec	31 Dec	Underlying	31 Dec	31 Dec	Reported
	2015	2014	growth	2015	2014	growth
	$m	$m	%	$m	$m	%
Fourth Quarter Results[i]
Revenue	1,257	1,249	5	1,257	1,249	1

Full Year Results[i]

Revenue	4,634	4,617	4	4,634	4,617	0
Trading/operating profit	1,099	1,055		628	749
Trading/operating profit margin	23.7%	22.9%		13.6%	16.2%
EPSA/ EPS (cents)	85.1	83.2		45.9	56.1

Fourth Quarter Highlightsi

•	Revenue up 5% underlying. 1% reported growth after -6% FX and 2% acquisition impacts

•	Established Markets revenue up 6%, our best quarterly performance since 2012

•	Emerging Markets revenue growth of 2% with strong growth in most markets offset by China

•	Sports Medicine Joint Repair revenue up 9%, driven by US and ArthroCare benefits

•	Another strong performance in Knee Implants with revenue up 6%

•	Advanced Wound Management businesses deliver 8% revenue growth, led by US performance

2015 Full Year Highlightsi

•	Full year underlying revenue growth of 4%, twice that achieved in 2014. Reported growth flat after -8% FX and 4% acquisition impacts

•	Trading profit margin up 80bps at 23.7%, reflecting Group Optimisation and ArthroCare synergies

•	$203m accounting charge (before future insurance recovery) taken for metal-on-metal claims

•	Proposed full year dividend distribution of 30.8¢ per share, up 4% year-on-year

Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“The Group finished 2015 strongly, led by an excellent quarter in the US across Sports Medicine, Knee Implants and our Advanced Wound Management businesses. At the same time, we successfully continued to grow our businesses in Europe and the Emerging Markets.

“For the full year we delivered higher underlying revenue growth, trading profit margin and adjusted earnings year-on-year. Our strategy is producing an improved performance through focused innovation, better commercial execution and greater efficiency.

“We expect to deliver continued good underlying revenue growth in 2016 as we benefit from our investments in existing businesses, acquisitions and pioneering technologies.”

News

Analyst conference call

An analyst meeting and conference call to discuss Smith & Nephew’s results will be held at 9.00am GMT / 4.00am EST today, Thursday 4 February. This can be heard live through the Smith & Nephew website at http://www.smith-nephew.com/results and a recording will be available on the site shortly afterwards. For those who wish to dial in to the call, details can be accessed on our website using the same link.

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Deborah Scott / Matthew Cole	+44 (0) 20 3727 1000
FTI Communications

Notes

i.	Certain items included in ‘Trading results’, such as trading profit, trading profit margin, trading cash flow, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS.

ii.	All numbers given are for the quarter or full year ended 31 December 2015 unless stated otherwise.

iii.	Unless otherwise specified as ‘reported’ all revenue growths throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2014 period.

iv.	Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

v.	The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

vi.	Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

vii.	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

viii.	Q4 2015 comprised 64 trading days (2014: 63 trading days). The full year of 2015 comprised 251 trading days (2014: 251 trading days).

Smith & Nephew Fourth Quarter Trading and Full Year 2015 Results

For the full year we delivered higher underlying revenue growth, trading profit margin and adjusted earnings year-on-year. Where we have invested to improve our existing businesses, we began to reap the rewards in 2015 as we continued to deliver against our five strategic priorities.

A stronger commercial performance

Geographically, we drove growth in all of our regions in 2015. In our Established Markets we delivered 5% growth in the United States, our largest market, a significant improvement on the previous year. We successfully stabilised our European business which delivered a better outturn year-on-year, and our Australia, New Zealand and Japan region delivered good growth, led by the Advanced Wound Management businesses.

In the Emerging Markets we delivered 11% revenue growth in 2015 despite the slow-down in China. Whilst we expect growth in China to remain below previous levels in the near-term, it remains a very attractive market and we are committed to building our business here. We continued to successfully deliver strong revenue growth across the rest of the Emerging Markets.

Global franchise highlights in 2015 included the performance of Sports Medicine, which was strengthened by the ArthroCare acquisition. The Advanced Wound Management businesses delivered a significantly better outcome driven by new management initiatives. Orthopaedic Reconstruction grew ahead of the market driven by our Knee Implant franchise.

We are further strengthening our commercial platform by aligning under a newly created role of Chief Commercial Officer tasked with driving commercial excellence across the organisation globally. We are also bringing all of our US Orthopaedic Reconstruction, Sports Medicine, Trauma and Advanced Wound Management franchises under one leader, completing the roll-out of our single managing director model globally.

Focused on innovation

We continue to innovate for value. Through our Research and Development (‘R&D’) strategy we deliver pioneering products and services, and drive innovation across the markets we serve. In 2015 we reiterated our commitment to innovation by announcing a single global R&D organisation to be led by a new President of Global R&D.

We launched many new products in 2015 and made good progress with our innovative business models, including Syncera?, our value solution for orthopaedic reconstruction. We have a strong new product line-up for 2016 as the result of our internal programmes and recent acquisitions. With increased focus on R&D we will apply more resource to the development of disruptive products and services that increasingly define Smith & Nephew and will help drive our success in the future.

Driving increased efficiency & operational excellence

We continue to simplify and improve our operating model, becoming more efficient in 2015. Our programme to realise at least $120 million of annual savings is progressing ahead of plan, and had delivered $100 million of annualised benefits at year end. The suspension of the Medical Device Excise Tax will present us with opportunities to accelerate investment in our quality and regulatory systems and health economics teams, particularly in support of the US market.

Successful acquisition track record

Smith & Nephew has established a successful acquisition track record in recent years. With Healthpoint Biotherapeutics, acquired in 2012, our third year return on capital has exceeded our weighted average cost of capital, despite certain issues we had to address with regard to facilities acquired. ArthroCare, acquired in 2014, is performing in-line with our expectations and we expect the synergies to add $85 million to annual trading profit by 2017.

In 2015 we continued to invest in acquisitions that provide opportunities to supplement our organic growth, strengthening our technology and product portfolios and our Emerging Markets business.

The acquisition of Blue Belt Technologies was announced in October 2015 and completed in January 2016, with the early integration progressing to plan. Blue Belt has given us a leading position in the fast growing area of robotics-assisted orthopaedic surgery. Its NAVIOà surgical system provides robotics-assistance in partial knee replacement surgery through a unique hand-held, bone-shaping device. NAVIO and our own partial knee implant portfolio form a strong combined business from which to accelerate growth in this attractive area of surgery. Additionally, we intend to expand NAVIO into total knee, bi-cruciate retaining knee and revision knee implants, delivering significant further upside.

We also completed the acquisition of the ZUK partial knee system in the US market during the year. This has given us access to many new customers and is highly complementary to Blue Belt.

In the Emerging Markets we enhanced our commercial footprint and product portfolio. In Russia, we acquired a trauma and orthopaedics distribution business that includes mid-tier manufacturing, significantly enhancing our local presence and giving us a platform to take advantage of local market dynamics. In Colombia, one of the largest economies in Latin America, we acquired our distributor for orthopaedic reconstruction, trauma and sports medicine products.

Fourth Quarter 2015 Trading Update

The Group finished 2015 strongly, led by excellent performances in the US across Sports Medicine, Knee Implants and our Advanced Wound Management businesses. At the same time, we successfully continued to grow our businesses in Europe and, despite the significant slow-down in China, the Emerging Markets.

Our Q4 revenue was $1,257 million (2014: $1,249 million), an increase of 5% on an underlying basis and 1% on a reported basis. A foreign exchange headwind of -6% was partially offset by acquisitions, which added 2% to the reported growth rate. Q4 2015 comprised 64 trading days, one more than in Q4 2014, which typically increases the underlying revenue growth rate by around 1%.

Fourth Quarter 2015 Franchise Highlights

Sports Medicine Joint Repair had a good finish to the year, especially in the US, with revenue up 9% in the quarter as we benefited from the strength of our combined portfolio following the ArthroCare acquisition, in particular in shoulder repair. In Arthroscopic Enabling Technologies we delivered 3% revenue growth, considerably ahead of recent quarters as we delivered strong COBLATIONà sales.

Trauma & Extremities performance was flat, partly reflecting a slow-down in our Chinese business. Our Other Surgical Businesses franchise delivered revenue growth of 13%. Ear, Nose & Throat continued to deliver better growth following our actions to improve this business.

In Reconstruction we achieved another quarter of strong growth in Knee Implants, growing revenue by 6%, outperforming the market which we estimate grew 3%. Our Q4 performance included growth of 7% in the US, driven by our differentiated VERILASTà technology and the JOURNEYà II Total Knee System. Hip Implants revenue growth was 1%, in-line with the estimated market growth rate of 1%. Good growth in our core hips was again offset by the declining sales of resurfacing systems.

Advanced Wound Care delivered revenue growth of 4%, consolidating the improvements achieved across the year, particularly better US growth.

Advanced Wound Bioactives revenue growth was 16% as SANTYLà finished the year strongly. OASISà sales continued to be held back by the 2014 change in US reimbursement.

Advanced Wound Devices revenue growth was 14%. PICOà continued to deliver strong growth as the market increasingly adopts disposable negative pressure devices. We expect the improved outpatient reimbursement for PICO in the US will help us drive continued momentum for this product in 2016.

Fourth Quarter 2015 Consolidated Revenue Analysis

	31 December 2015 $m	31 December 2014 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	1,257	1,249	1%	5%	2%	-6%

Consolidated revenue by franchise	31 December 2015 $m	31 December 2014 $m	Reported growth %	Underlying growth[a] %	Underlying growth[a] %
				Global	US	OUS[b]
Sports Medicine, Trauma & Other	511	509	0%	5%	8%	2%

Sports Medicine Joint Repair	169	159	6%	9%
Arthroscopic Enabling Technologies	159	169	-6%	3%
Trauma & Extremities	127	129	-2%	0%
Other Surgical Businesses	56	52	9%	13%

Reconstruction	411	405	2%	4%	4%	3%

Knee Implants[c]	248	235	6%	6%
Hip Implants[c]	163	170	-4%	1%

Advanced Wound Management	335	335	0%	8%	22%	1%

Advanced Wound Care	196	210	-7%	4%
Advanced Wound Bioactives	96	83	16%	16%
Advanced Wound Devices	43	42	3%	14%

Total	1,257	1,249	1%	5%	9%	2%

Consolidated revenue by geography	31 December 2015 $m	31 December 2014 $m	Reported growth %	Underlying growth[a] %
US	626	563	11%	9%
Other Established Markets[d]	454	499	-9%	2%
Emerging Markets	177	187	-6%	2%
Total	1,257	1,249	1%	5%

a	Underlying growth is defined in note iii on page 2
b	Outside United States
c	US knees 7%, OUS knees 4%, US hips 0%, OUS hips 1%
d	Europe, Canada, Japan, Australia and New Zealand

Fourth Quarter 2015 Regional Performance

We delivered 9% revenue growth in the US for the quarter with our Sports Medicine Joint Repair, Knee Implants, and all our Advanced Wound Management franchises performing strongly. Growth across our Other Established Markets was 2%. Revenue growth was also 2% across the Emerging Markets, reflecting weakness in China principally across Sports Medicine, Trauma and Advanced Wound Care. Growth in most other Emerging Markets countries remained strong and, excluding China, we increased revenue by 15% in the quarter.

Legal Settlement and Provision

During the quarter Smith & Nephew settled the majority of US metal-on-metal hip claims, without admitting liability. Insurance receipts to date have covered more than half of the gross settlement, with the net cash cost being $25 million. These claims principally related to Smith & Nephew’s portfolio of modular metal-on-metal hip products (such as the R3 metal liner), which are no longer on the market.

We have taken an accounting charge of $203 million to cover this net cost and also the present value of the estimated costs to resolve all other known and anticipated claims over the coming years. This amount does not include any possible insurance recovery on these other claims and associated legal fees. The Group carries considerable product liability insurance and we will continue to defend claims vigorously. The estimate is based on assumptions relating to number of claims and outcomes, and is subject to revision as circumstances evolve.

Full Year 2015 Consolidated Trading Analysis

Smith & Nephew results for the full year ended 31 December 2015:

	Trading		Reported
	Full year	Full year	Full year	Full year
	2015	2014	2015	2014
	$m	$m	$m	$m
Results*

Revenue	4,634	4,617	4,634	4,617

Trading/operating profit	1,099	1,055	628	749
Trading/operating profit margin	23.7%	22.9%	13.6%	16.2%
Net interest charge	(41)	(15)	(38)	(22)
Other finance costs	(13)	(11)	(15)	(11)
Share of losses from associates	(5)	(2)	(16)	(2)

Profit before taxation	1,040	1,027	559	714
Taxation	(279)	(284)	(149)	(213)
Effective tax rate	26.8%	27.7%	26.7%	29.8%

Adjusted attributable/ attributable profit	761	743	410	501

EPSA/ EPS (cents)	85.1	83.2	45.9	56.1

*	See note i on page 2

Full Year 2015 Highlights

Group revenue for the full year was $4,634 million (FY 2014: $4,617 million), an increase of 4% on an underlying basis and flat on a reported basis. A foreign exchange headwind of -8% was partially offset by acquisitions, which added 4% to the reported growth rate.

Revenue growth was 5% in the US, 1% across our Other Established Markets and 11% in the Emerging Markets.

Trading profit was $1,099 million in the full year (2014: $1,055 million). The trading profit margin was 23.7% (FY 2014: 22.9%), up 80 bps, reflecting the benefits from the Group optimisation programme and synergies from the ArthroCare acquisition.

Reported operating profit of $628 million (2014: $749 million) is after integration and acquisition costs, as well as restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items incurred in the full year (see Note 8 to the Financial Statements). Significant items include the $203 million accounting charge detailed above. The net interest charge and other financing costs for 2015 was $53 million (2014: $33 million), reflecting the acquisition of ArthroCare. Profit before tax was $559 million (2014: $714 million).

The tax rate for the full year is 26.8% on Trading results (2014: 27.7%), a 90bps reduction year-on-year. We expect the tax rate on Trading results to be 26.5% or slightly lower for 2016, barring any changes to tax legislation.

Adjusted earnings per share was 85.1¢ (170.2¢ per American Depositary Share, ‘ADS’) compared to 83.2¢ last year, up 2%. Basic earnings per share was 45.9¢ (91.8¢ per ADS) (FY 2014: 56.1¢) with the difference between adjusted and unadjusted earnings per share reflecting legal settlement and provision, restructuring charges relating to our optimisation programme and amortisation of an impairment of acquisition intangibles (see Note 8 to the Financial Statements).

Trading cash flow was $936 million in the year. The trading profit to cash conversion ratio was 85% (2014: 74%), a year-on-year improvement in working capital management as the Group returned to recent stronger cash performance levels.

Net debt was $1,361 million, down from $1,613 million at the end of 2014. This represents a net debt/EBITDA ratio of 1.0x. The Blue Belt acquisition was completed after the year-end for $279 million.

Dividend

The Board is pleased to recommend a Final Dividend of 19.0¢ per share (38.0¢ per ADS). This, together with the Interim Dividend of 11.8¢ per share (23.6¢ per ADS), will give a full year distribution of 30.8¢ per share (61.6¢ per ADS), up 4% year-on-year, in-line with our progressive dividend policy and slightly above EPSA growth.

Outlook

In 2016, we expect to deliver continued good underlying revenue growth as we benefit from our investments in existing businesses, acquisitions and pioneering technologies.

We would have expected our trading profit margin to reach or exceed 24% in 2016, including the 60 bps dilution from investing in the Blue Belt Technologies product pipeline. However, our margin will be reduced by a significant -120 bps transactional currency headwind based on current exchange rates, as highlighted in our Q3 results.

Our strategy is producing an improved performance through focused innovation, better commercial execution and greater efficiency.

Forward calendar

The Group will announce its First Quarter Trading Results on 5 May 2016.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has over 15,000 employees and a presence in more than 100 countries. Annual sales in 2015 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Full Year Consolidated Revenue Analysis

	31 December 2015 $m	31 December 2014 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	4,634	4,617	0%	4%	4%	-8%

Consolidated revenue by franchise	31 December 2015 $m	31 December 2014 $m	Reported growth %	Underlying growth[a] % Global	Underlying growth[a] %
					US	OUS[b]
Sports Medicine, Trauma & Other	1,881	1,771	6%	4%	5%	3%

Sports Medicine Joint Repair	606	576	5%	7%
Arthroscopic Enabling Technologies	573	542	6%	0%
Trauma & Extremities	497	506	-2%	2%
Other Surgical Businesses	205	147	39%	10%

Reconstruction	1,487	1,527	-3%	3%	4%	2%

Knee Implants[c]	883	873	1%	5%
Hip Implants[c]	604	654	-8%	0%

Advanced Wound Management	1,266	1,319	-4%	6%	6%	6%

Advanced Wound Care	755	805	-6%	8%
Advanced Wound Bioactives	344	322	7%	7%
Advanced Wound Devices	167	192	-13%	-3%

Total	4,634	4,617	0%	4%	5%	4%

Consolidated revenue by geography	31 December 2015 $m	31 December 2014 $m	Reported growth %	Underlying growth[a] %
US	2,217	2,012	10%	5%
Other Established Markets[d]	1,702	1,928	-12%	1%
Emerging Markets	715	677	6%	11%

Total	4,634	4,617	0%	4%

a	Underlying growth is defined in note iii on page 2
b	Outside United States
c	US knees 6%, OUS knees 5%, US hips 0%, OUS hips -1%
d	Europe, Canada, Japan, Australia and New Zealand

2015 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Group Income Statement for the year to 31 December 2015

	Notes	2015 $m		2014 $m
Revenue	2	4,634		4,617
Cost of goods sold		(1,143)		(1,162)

Gross profit		3,491		3,455
Selling, general and administrative expenses		(2,641)		(2,471)
Research and development expenses		(222)		(235)

Operating profit	8	628		749
Interest receivable		11		13
Interest payable		(49)		(35)
Other finance costs		(15)		(11)
Share of losses from associates		(16)		(2)

Profit before taxation		559		714
Taxation	3	(149)		(213)

Attributable profit A		410		501

Earnings per share A
Basic	8	45.9	c	56.1	c
Diluted		45.6	c	55.7	c

Unaudited Group Statement of Comprehensive Income for the year to 31 December 2015

	2015 $m	2014 $m
Attributable profit A	410	501
Other comprehensive income/(loss)
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	(8)	(94)
Taxation on other comprehensive income	10	19

Total items that will not be reclassified to income statement	2	(75)

Items that are or may be reclassified to income statement
Exchange differences on translation of foreign operations	(176)	(196)
Net (losses)/gains on cash flow hedges	(16)	12

Total items that are or may be reclassified to income statement	(192)	(184)

Other comprehensive loss for the period, net of tax	(190)	(259)

Total comprehensive income for the period A	220	242

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 31 December 2015

	Notes	31 Dec 2015 $m	31 Dec 2014 $m
ASSETS
Non-current assets
Property, plant and equipment		932	891
Goodwill		2,012	2,027
Intangible assets		1,502	1,747
Investments		13	5
Investment in associates		115	112
Retirement benefit assets		13	7
Deferred tax assets		105	77

		4,692	4,866

Current assets
Inventories		1,217	1,181
Trade and other receivables		1,138	1,166
Cash at bank	6	120	93

		2,475	2,440

TOTAL ASSETS		7,167	7,306

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		183	184
Share premium		590	574
Capital redemption reserve		12	11
Treasury shares		(294)	(315)
Other reserves		(256)	(64)
Retained earnings		3,731	3,650

Total equity		3,966	4,040

Non-current liabilities
Long-term borrowings	6	1,434	1,666
Retirement benefit obligations		184	233
Trade and other payables		29	44
Provisions		133	63
Deferred tax liabilities		77	98

		1,857	2,104

Current liabilities
Bank overdrafts and loans	6	46	39
Trade and other payables		842	838
Provisions		193	67
Current tax payable		263	218

		1,344	1,162

Total liabilities		3,201	3,266

TOTAL EQUITY AND LIABILITIES		7,167	7,306

Unaudited Condensed Group Cash Flow Statement for the year to 31 December 2015

	2015 $m	2014 $m
Cash flows from operating activities
Profit before taxation	559	714
Net interest payable	38	22
Depreciation, amortisation, impairment and disposal losses	511	439
Share of losses from associates	16	2
Share-based payments expense	29	32
Profit on disposal of manufacturing facility	–	(9)
Pension past service cost adjustment	(19)	(35)
Pension buyouts	–	(11)
Movement in working capital and provisions	69	(193)

Cash generated from operating activities	1,203	961
Net interest and finance costs paid	(36)	(33)
Income taxes paid	(137)	(245)

Net cash inflow from operating activities	1,030	683

Cash flows from investing activities
Acquisitions, net of cash acquired	(44)	(1,572)
Investment in associate	(25)	(2)
Proceeds from associate loan redemption	–	188
Purchase of investments	(2)	(4)
Proceeds on disposal of manufacturing facility	–	20
Capital expenditure	(358)	(375)

Net cash used in investing activities	(429)	(1,745)

Net cash inflow/(outflow) before financing activities	601	(1,062)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	16	40
Proceeds from own shares	5	4
Purchase of own shares	(77)	(75)
Equity dividends paid	(272)	(250)
Cash movements in borrowings	(215)	1,300
Settlement of currency rate swaps	(15)	(11)

Net cash (used in)/from financing activities	(558)	1,008

Net increase/(decrease) in cash and cash equivalents	43	(54)
Cash and cash equivalents at beginning of period	65	126
Exchange adjustments	(6)	(7)

Cash and cash equivalents at end of period B	102	65

B	Cash and cash equivalents at the end of the period are net of overdrafts of $18 million (31 December 2014: $28 million).

Unaudited Group Statement of Changes in Equity for the year to 31 December 2015

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2015	184	574	11	(315)	(64)	3,650	4,040
Attributable profit A	–	–	–	–	–	410	410
Other comprehensive (loss)/ income A	–	–	–	–	(192)	2	(190)
Purchase of own shares C	–	–	–	(77)	–	–	(77)
Equity dividends paid	–	–	–	–	–	(272)	(272)
Share-based payments recognised	–	–	–	–	–	29	29
Taxation on share-based payments	–	–	–	–	–	5	5
Cost of shares transferred to beneficiaries	–	–	–	38	–	(33)	5
Cancellation of treasury shares C	(1)	–	1	60	–	(60)	–
Issue of ordinary share capital	–	16	–	–	–	–	16

At 31 December 2015	183	590	12	(294)	(256)	3,731	3,966

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2014 (audited)	184	535	10	(322)	120	3,520	4,047
Attributable profit A	–	–	–	–	–	501	501
Other comprehensive loss A	–	–	–	–	(184)	(75)	(259)
Purchase of own shares C	–	–	–	(75)	–	–	(75)
Equity dividends paid	–	–	–	–	–	(250)	(250)
Share-based payments recognised	–	–	–	–	–	32	32
Cost of shares transferred to beneficiaries	–	–	–	25	–	(21)	4
Cancellation of treasury shares C	(1)	–	1	57	–	(57)	–
Issue of ordinary share capital	1	39	–	–	–	–	40

At 31 December 2014 (audited)	184	574	11	(315)	(64)	3,650	4,040

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C	Shares issued in connection with the Group’s share incentive plans are brought back on a quarterly basis. During the year ended 31 December 2015, a total of 4.4 million ordinary shares were purchased at a cost of $77 million and 4.4 million ordinary shares were cancelled. (2014: 4.4 million ordinary shares were purchased at a cost of $75 million and 4.4 million ordinary shares were cancelled.)

Notes to the Condensed Consolidated Financial Statements

1.	Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements (‘Financial Statements’), ‘Group’ means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2014, except for the change in reporting segments as discussed in Note 2. The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s judgement are: valuation of inventories, impairment, liability provisioning, taxation, business combinations and segmental reporting. There has been no change in the methodology of applying management judgement to these policies since the year ended 31 December 2014 other than the determination of segmental reporting as discussed in Note 2.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The Directors believe that the Group is well placed to manage its business risk appropriately. The Directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Financial Statements.

The principal risks and uncertainties to which the Group is exposed are consistent with those as at 31 December 2014. These are product portfolio development, pricing and re-imbursement pressures, single source site or supplier dependency, IT system disruption, catastrophic event, intellectual property protection, product defect, bribery and corruption and data privacy, product regulations, mergers and acquisitions, talent retention and organisation change effectiveness, excess inventory and currency exchange volatility. Further details on these risks can be found on pages 37-39 of the annual accounts of the Group for the year ended 31 December 2014.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2014. The Group’s statutory financial statements for the year ended 31 December 2014 have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2015 has been extracted from the Group’s financial statements which will be delivered to the Registrar of Companies in due course.

2.	Business segment information

The Group has historically reported two operating segments, being Advanced Surgical Devices (‘ASD’) and Advanced Wound Management (‘AWM’). Since the completion on 1 January 2015 of the Group’s transition to a new commercial organisational structure as part of the Group Optimisation programme, the Group is engaged in a single business activity, being the development, manufacture and sales of medical technology products and services.

Development, manufacturing, supply chain and central functions are managed globally for the Group as a whole. Sales are managed through six geographical selling regions, with each having a president who is responsible for the commercial view of that region. The Commercial Operations team (‘CommOps’), comprises geographical presidents and certain heads of function and is chaired by the CEO. CommOps is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the prioritisation and allocation of the Group’s resources and assessment of the Group’s performance are made by CommOps, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the CommOps level that these decisions are made. Accordingly, CommOps is considered to be the Group’s chief operating decision maker as defined by IFRS 8, Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, CommOps reviews financial information on an integrated basis for the Group as a whole and determines the best allocation of resources to group-wide projects. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 8.

In assessing performance CommOps also considers financial information presented on a geographical selling region and product franchise basis for revenue. Financial information for corporate and functional costs is presented on a Group-wide basis. Detailed below is the revenue by the nine product franchises and summarised geographies.

In applying the requirements of IFRS 8, the Group considers the fact that the prioritisation and allocation of resources by CommOps being determined at Group level on a project by project basis results in the Group having one operating segment.

The results of the single segment are shown below. Comparative results from the 2014 operating segments, ASD and AWM, are shown in Note 2b in a product franchise view.

A reconciliation of the trading and operating profit measures for these legacy segments to the single segment is not presented as the single segment is consistent with the total results of the Group.

2a.	CommOps evaluates the performance of the single operating segment by considering its trading profit, which is reconciled to the statutory measure for the Group below:

	2015	2014
	$m	$m
Revenue	4,634	4,617

Cost of goods sold D	(1,143)	(1,127)
Selling, general and administration expenses D	(2,170)	(2,200)
Research and development expenses	(222)	(235)

Trading profit D	1,099	1,055

Non-trading items D	(471)	(306)

Operating profit	628	749

D	The above financial measures are not prepared in accordance with IFRS. The reconciliation to the most directly comparable financial measures calculated in accordance with IFRS is presented in Note 8.

Included within $471 million charge for non-trading items is a $203 million charge relating to known, anticipated and settled metal on metal hip claims, amortisation and impairment of acquisition intangible assets of $204 million and $65 million from the Group’s restructuring programme. Other items total a net credit of $1 million, further detail provided in Note 8.

2.	Business segment information (continued)

	Underlying	Acquisitions	Currency	Reported
	growth	& disposals	impact	growth
	%	%	%	%
Full year
Revenue growth	4	4	(8)	–
Trading profit growth	5	5	(6)	4

Further description of why CommOps focuses on the underlying revenue growth and trading measure and how this reconciles to operating profit is detailed in Note 8.

2b.	The following table shows Group revenue by product franchise.

	2015	2014
	$m	$m
Sports Medicine, Trauma & Other	1,881	1,771

Sports Medicine Joint Repair	606	576
Arthroscopic Enabling Technologies	573	542
Trauma & Extremities	497	506
Other Surgical Businesses	205	147

Reconstruction	1,487	1,527

Knee Implants	883	873
Hip Implants	604	654

Advanced Wound Management	1,266	1,319

Advanced Wound Care	755	805
Advanced Wound Bioactives	344	322
Advanced Wound Devices	167	192

Total	4,634	4,617

Advanced Surgical Device segment revenue of $3,298 million reported in 2014 included the franchises reported above under Sports Medicine, Trauma & Other and Reconstruction.

2c.	The following table shows Group revenue by geographic market.

	2015	2014
	$m	$m
Revenue by geographic market
US	2,217	2,012
Other Established Markets	1,702	1,928
Emerging and International Markets	715	677

Total	4,634	4,617

Other Established Markets comprises Australia, Canada, Europe, Japan and New Zealand. UK revenue for the year was $301 million (2014: $299 million).

3.	Taxation

The tax rate on trading results for the year to 31 December 2015 was 26.8% (2014: 27.7%). The reported tax rate for the year to 31 December 2015 was 26.7% (2014: 29.8%). Details of the reconciliation between trading results and reported results are set out in Note 8.

4.	Dividends

The 2014 final dividend of 18.6 US cents per ordinary share totalling $166 million was paid on 6 May 2015. The 2015 interim dividend of 11.8 US cents per ordinary share was declared by the Board on 29 July 2015. This dividend totalling $106 million was paid on 27 October 2015. The sterling equivalent per ordinary share was set at 7.68 pence.

A final dividend for 2015 of 19.0 US cents per ordinary share has been proposed by the Board and will be payable, subject to shareholder approval at the AGM, on 11 May 2016 to shareholders whose names appear on the register at the close of business on 22 April 2016. The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 21 April 2016 and the final day for currency and dividend reinvestment plan (‘DRIP’) elections is 22 April 2016.

5.	Acquisitions

During the year ended 31 December 2015, the Group acquired the Colombian distributor of its orthopaedic reconstruction, trauma and sports medicine products and an orthopaedic manufacturer and distributor in Russia. These acquisitions are deemed to be business combinations within the scope of IFRS 3.

The total estimated fair value of the two acquisitions consideration is $68 million and included $23 million of deferred consideration. As at the acquisition dates, the aggregated value of the net assets acquired was $34 million giving rise to goodwill on the acquisitions of $34 million. This goodwill is attributable to the additional economic benefits expected from the transactions, including the assembled workforces, which have been transferred as part of the acquisitions. The goodwill recognised is not expected to be deductible for tax purposes.

For the year ended 31 December 2015, the contribution to revenue and attributable profit from these acquisitions was immaterial. If these acquisitions had occurred at the beginning of the year, the contribution to revenue and attributable profit would have also been immaterial.

6.	Net debt

Net debt as at 31 December 2015 comprises:

	31 December	31 December
	2015	2014
	$m	$m
Cash at bank	120	93
Long term borrowings	(1,434)	(1,666)
Bank overdrafts and loans due within one year	(46)	(39)
Net currency swap liabilities	(2)	(1)
Net interest rate swap assets	1	–

	(1,361)	(1,613)

The movements in the period were as follows:
Opening net debt as at 1 January	(1,613)	(253)
Cash flow before financing activities	601	(1,062)
Proceeds from issue of ordinary share capital	16	40
Proceeds from own shares	5	4
Purchase of own shares	(77)	(75)
Equity dividends paid	(272)	(250)
Exchange adjustments	(21)	(17)

	(1,361)	(1,613)

7.	Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	31 Dec	31 Dec	31 Dec	31 Dec	Fair
	2015	2014	2015	2014	value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	31	48	31	48	Level 2
Investments	13	5	13	5	Level 3
Currency swaps	1	1	1	1	Level 2
Interest rate swaps	1	–	1	–	Level 2

	46	54	46	54

Financial assets not measured at fair value
Trade and other receivables E	1,022	1,019	1,022	1,019
Cash at bank	120	93	120	93

	1,142	1,112	1,142	1,112

Total financial assets	1,188	1,166	1,188	1,166

Financial liabilities at fair value
Contingent consideration	27	33	27	33	Level 3
Forward foreign exchange contracts	23	19	23	19	Level 2
Currency swaps	3	2	3	2	Level 2
Private placement debt	201	–	201	–	Level 2

	254	54	254	54

Financial liabilities not measured at fair value
Bank overdrafts	18	28	18	28
Bank loans F	326	540	326	540
Private placement debt	925	1,125	949	1,144
Finance lease liabilities	10	12	10	12
Trade and other payables	818	828	818	828

	2,097	2,533	2,121	2,552

Total financial liabilities	2,351	2,587	2,375	2,606

E	Trade and other receivables excludes $70 million (2014: $98 million) of prepayments and accrued income considered to be non-financial assets.

F	During the year ended 31 December 2015, the Group entered into a $300 million bilateral loan facility with a commercial bank expiring in 2018, replacing the syndicated term loan facility of $400 million expiring in 2016. The Group also extended the maturity date of its $1 billion revolving credit facility from 2019 to 2020.

With the exception of private placement debt as presented above, the carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value.

There has been no change in the classification of financial assets and liabilities, the methods and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the annual report for the year ended 31 December 2014 other than the re-presentation of $98 million of prepayments and accrued income which are no longer presented as a financial asset.

8.	Definitions of and reconciliation to measures included within ‘Trading results’

These financial statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, EPSA, trading cash flow and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results. Non-IFRS financial measures are presented in these financial statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segment and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using the constant fixed rate.

Trading profit, trading profit margin and trading cash flow

Trading profit and trading cash flow are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

Underlying growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are measures, which present the growth trend in the long-term profitability of the Group. Underlying growth in trading profit is used to compare the period-on-period growth in trading profit on a like-for-like basis. This is achieved by adjusting for the impact of material business combinations and disposals and for movements in exchange rates in the same manner as underlying revenue growth is determined, as described above.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure which presents management’s long-term view of the profitability of the Group excluding the post-tax impact of specific transactions considered to affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is earnings per ordinary share (‘EPS’).

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the year to 31 December 2015	Trading results 2015	Acquisition related costs	Restructuring & rationalisation costs	Amortisation and impairment of acquisition intangibles	Legal and other	Capital expenditure	Reported results 2015
	$m	$m	$m	$m	$m	$m	$m
Revenue	4,634	–	–	–	–	–	4,634
Cost of goods sold	(1,143)	–	–	–	–	–	(1,143)

Gross profit	3,491	–	–	–	–	–	3,491
Selling, general and administration expenses	(2,170)	(12)	(65)	(204)	(190)	–	(2,641)
Research and development expenses	(222)	–	–	–	–	–	(222)

Trading/operating profit	1,099	(12)	(65)	(204)	(190)	–	628

Trading/operating profit margin	23.7%						13.6%
Interest receivable	6	–	–	–	5	–	11
Interest payable	(47)	(2)	–	–	–	–	(49)
Other finance costs	(13)	–	–	–	(2)	–	(15)
Share of losses from associates	(5)	(11)	–	–	–	–	(16)

Profit before taxation	1,040	(25)	(65)	(204)	(187)	–	559
Taxation	(279)	9	18	66	37	–	(149)

Effective tax rate	26.8%						26.7%

Adjusted attributable/attributable profit	761	(16)	(47)	(138)	(150)		410

EPSA/EPS	85.1 ¢	(1.8 ¢)	(5.3 ¢)	(15.4 ¢)	(16.7 ¢)	–	45.9 ¢
Weighted average number of shares (m)	894						894
Trading cash flow/cash generated from operating activities	936	(36)	(52)	–	(3)	358	1,203
Trading profit to cash conversion ratio (%)	85%

Acquisition related costs and cash flows: For the year to 31 December 2015, these costs primarily relate to ongoing ArthroCare integration and deferred consideration for an acquisition made by an associate.

Restructuring and rationalisation costs: For the year to 31 December 2015, these costs primarily relate to the ongoing implementation of the Group Optimisation plan that was announced in May 2014.

Amortisation and impairment of acquisition intangibles: For the year ended 31 December 2015, these charges relate to the amortisation of intangible assets acquired in material business combinations and a total impairment of $51 million including $40 million relating to Oasis, a product acquired with the Healthpoint acquisition in 2013.

Legal and other: For the year to 31 December 2015, the net charge primarily relates to $203 million for known, anticipated and settled metal on metal hip claims and associated legal expenses of $21 million. This was offset by a net gain of $33 million relating to patent litigation with Arthrex and past service and curtailment gains of $19 million arising on US and UK post-retirement benefits. In addition a total of $18 million charge primarily relates to final costs relating to RENASYS distribution hold and redundancies from the decision to cease production of HP802.

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the year to 31 December 2014	Trading results 2014	Acquisition related costs	Restructuring & rationalisation costs	Amortisation and impairment of acquisition intangibles	Legal and other	Capital expenditure	Reported results 2014
	$m	$m	$m	$m	$m	$m	$m
Revenue	4,617	–	–	–	–	–	4,617
Cost of goods sold	(1,127)	(23)	(12)	–	–	–	(1,162)

Gross profit	3,490	(23)	(12)	–	–	–	3,455
Selling, general and administration expenses	(2,200)	(95)	(49)	(129)	2	–	(2,471)
Research and development expenses	(235)	–	–	–	–	–	(235)

Trading/operating profit	1,055	(118)	(61)	(129)	2	–	749

Trading/operating profit margin	22.9%						16.2%
Interest receivable	13	–	–	–	–	–	13
Interest payable	(28)	(7)	–	–	–	–	(35)
Other finance costs	(11)	–	–	–	–	–	(11)
Share of losses from associates	(2)	–	–	–	–	–	(2)

Profit before taxation	1,027	(125)	(61)	(129)	2	–	714
Taxation	(284)	30	15	35	(9)	–	(213)

Effective tax rate	27.7%						29.8%

Adjusted attributable/attributable profit	743	(95)	(46)	(94)	(7)	–	501

EPSA/EPS	83.2 ¢	(10.6 ¢)	(5.2 ¢)	(10.5 ¢)	(0.8 ¢)	–	56.1 ¢
Weighted average number of shares (m)	893						893

Trading cash flow/cash generated from operating activities	781	(112)	(60)	–	(23)	375	961
Trading profit to cash conversion ratio (%)	74%

Acquisition related costs and cash flows: For the year to 31 December 2014, these costs primarily relate to transaction and integration costs associated with the ArthroCare acquisition with a small portion of costs relating to the continued integration of Healthpoint and the recent acquisitions in the Emerging & International Markets.

Restructuring and rationalisation costs: For the year to 31 December 2014, these costs relate to the Group Optimisation programme and the structural and efficiency programme announced in August 2011.

Amortisation and impairment of acquisition intangibles: For the year to 31 December 2014, these charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2014 this net credit relates to a past service gain on the closure and a settlement credit in the US Pension Plan of $46 million and a gain on disposal of a UK manufacturing facility of $9 million, offset by a charge of $25 million relating to the likely costs of a distribution hold on RENASYS in the US pending new regulatory approvals and a charge of $28 million relating to the HP802 programme which was stopped in the fourth quarter of 2014.

9.	Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	31 December	31 December
	2015	2014
	$m	$m
Average rates
Sterling	1.53	1.65
Euro	1.11	1.33
Swiss Franc	1.04	1.09

Period-end rates
Sterling	1.48	1.56
Euro	1.09	1.21
Swiss Franc	1.00	1.01

10.	Post balance sheet event

On 4 January the Group completed the acquisition of 100% of the share capital of Blue Belt Technologies, a business specialising in robotic technologies for a total consideration of $279 million. This acquisition will be treated as a business combination under IFRS 3.